                                                                  Exhibit (a)(6)


                    Form of E-mail Reminder to Option Holders


         This is a reminder that the deadline for submitting the Election Form in regard to the offer to exchange is 5:00 P.M., Eastern Standard Time, on March 5, 2003 (unless the offer is extended). You will be notified if the offer is extended.

         Regardless of whether you accept or reject the offer, you must properly complete and sign the Election Form in accordance with its instructions, and fax, mail or hand deliver it to me at MatrixOne, Inc., 210 Littleton Road, Westford, MA 01886, USA, fax number (978) 589-5702, prior to the above stated deadline. Delivery by e-mail will not be accepted.

         Upon receipt of your tender documentation, we intend to send you an e-mail confirmation of receipt stating whether your tender documentation is complete or incomplete. If you do not receive a confirmation of receipt from me, it is your responsibility to contact me at (978) 589-4065 to determine whether I received your Election Form and, if applicable, whether your tender documentation is complete or incomplete.

         Please carefully review the documents that were previously distributed to obtain more detailed information about the terms and conditions of the offer to exchange.



         Bonnie Legere,
         Stock Option Plan Administrator